UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ/MF) 02.429.144/0001 - 93
Company Registry (NIRE) 35.300.186.133

NOTICE TO SHAREHOLDERS

The managements of CPFL Energia S.A. (“Company”) and their respective controlled companies, Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), which jointly with CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, Jaguari Geração, CPFL Mococa and CPFL Serviços, are denominated Controlled Companies”, and jointly with the Company, “Companies”), hereby inform to its shareholders and the market in general that the incorporation of the shares issued by the Controlled Companies into the equity of the Company (“Incorporation of Shares”) was approved at the Extraordinary General Meetings of the Companies held on March 17, 2010, for CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz, and on April 26, 2010, for the Company (“EGMs”):

1. Transformation of the Controlled Companies into wholly owned subsidiaries of the Company. In view of the Incorporation of Shares, the Controlled Companies became wholly owned subsidiaries of the Company, pursuant to Article 252 of Law 6,404/76. Accordingly, the Incorporation of Shares implied the transfer, to the equity of the Company, through an increase in its capital stock, of the shares of the Controlled Companies held by the other shareholders except the Company. The new shares of the Company issued due to the increase in its capital stock, shall then be delivered to the shareholders of the Controlled Companies, with due regard for the following criteria.

2. Right of withdrawal. The Incorporation of Shares grants the possibility to exercise the right of withdrawal by shareholders of the Companies who disagree with the resolution. Such right may be exercised by the respective shareholders within thirty (30) days after the publication of this notice to shareholders and of the respective minutes of the EGMs, based on the applicable legal foundations (Article 252, Paragraph 1, together with Article 230, both under Law 6,404/76). Pursuant to the provision in Article 137, Paragraph 1 of Law 6,404/76, the said right of withdrawal shall be limited to the shares that are owned by the shareholders enrolled in the Company’s registers on October 28, 2009 (when the Material Fact with the main terms and conditions of the Incorporation of Shares were disclosed), withdrawal rights not being exercisable in relation to shares acquired after this date.

2.1. In order to exercise the right of withdrawal, shareholders shall express their will in the period between April 27, 2010 and May 26, 2010, inclusively, in accordance with the following procedures:

(a) Shareholders of shares free and clear of any lien or encumbrance under custody of Banco Bradesco S.A. (“Banco Bradesco”), registrar institution of the shares of the Companies, and who wish to exercise the right of withdrawal, shall request it before any branch of Banco Bradesco, by means of a written document certified by a public notary, indicating the amount of shares held and presenting, also, authenticated copy of the following documents: (i) Individuals: Individual Taxpayer’s ID (CPF/MF), Identity Card (RG) and up-to-date proof of residence; (ii) Legal Entities: Corporate Taxpayer’s ID (CNPJ/MF), Minutes, Bylaws and amendments thereto, as well as documents of the partners/legal representatives (Individual Taxpayer’s Register (CPF/MF), Identity Card (RG) and up-to-date proof of residence). Shareholders represented by an attorney-in-fact shall submit, in addition to the above mentioned documents, the respective power of attorney, which shall contain special powers for the exercise of the right of withdrawal and reimbursement request.

(b) Company’s shareholders of shares free and clear of any lien or encumbrance under custody of the Brazilian Clearing and Depositary Agency (CBLC) shall request the right of withdrawal by means of their custody agents.

3. Reimbursement. The Incorporation of Shares shall entitle dissenting shareholders of the Companies to rights of withdrawal. The right of withdrawal shall comply with the provisions in paragraph 3 of Article 264 of Law 6.404/76, in the case of controlled companies in which the chosen exchange ratio is less advantageous than the exchange ratio calculated for the equity values at market prices. In this case, the dissenting shareholder my opt between the reimbursement value pursuant to item 3.1 or according to the value pursuant to item 3.2, below. However, this applies to the dissenting shareholders of the following companies: CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz. It should be remembered that in the case of CPFL Serviços, as the equity value at market prices is negative, dissenting shareholders shall only be eligible to withdrawal rights at the book equity value, not withstanding a less favorable exchange ratio than verified in the appraisal of the equity value at market prices. Additionally, it should be remembered that the holders of the Company’s shares which dissented at the extraordinary general shareholders meeting approving the incorporations shall not be entitled to this option, the exercising of right of withdrawal being only in the form of item 3.1 below.

3.1. The value of the reimbursement of the Company and each Controlled Company in the event of withdrawal is based on the book equity value (on base date of June 30, 2009) is described as follows:

Company	Book Equity Value on Base Date of 06/30/2009	Number of Shares	Book Equity Value as of 06/30/2009 for Each Share
CPFL Energia	5,020,641,137.88	479,910,938	10.461610145
CPFL Leste Paulista	40,330,231.35	895,732,704	0.045024851
CPFL Sul Paulista	42,131,580.61	463,482,320	0.090902239
CPFL Mococa	28,894,029.26	121,761,267	0.237300662
CPFL Serviços	1,924,090.53	1,482,334,328	0.001298014
CPFL Jaguari	31,171,200.19	212,125,627	0.146946885
Jaguari Geração	40,898,379.82	40,107,835	1.019710484
CPFL Santa Cruz	80,135,280.39	371,772,146	0.215549447

3.2. The value of the reimbursement of each Controlled Company in the event of withdrawal is based on the equity value at market prices (on base date of June 30, 2009) is described as follows:

Company	Equity Value at Market Prices on Base Date of 06/30/2009	Number of Shares	Equity Value at Market Prices on Base Date of 06/30/2009 for Each Share
CPFL Leste Paulista	36,872,763.46	895,732,704	0.041164918
CPFL Sul Paulista	27,330,545.68	463,482,320	0.058967828
CPFL Mococa	20,660,730.17	121,761,267	0.169682286
CPFL Serviços	(903,940.93)	1,482,334,328	-0.000609809
CPFL Jaguari	18,969,071.62	212,125,627	0.089423762
Jaguari Geração	41,513,612.32	40,107,835	1.035049943
CPFL Santa Cruz	85,890,723.28	371,772,146	0.231030550

3.3. Payment of Reimbursement. The payment of reimbursement to dissenting shareholders of the Companies is estimated to take place within ten (10) days as of the notice to the market stating the outcome of the dissidence, as per the Notice to Shareholders that shall be published for that purpose.

4. Fractions of Shares. The exchange ratios defined in the Incorporation of Shares, resulted in fractioning thereof, whereupon Controlled Companies’ non-controlling shareholders may, between April 27, 2010 and May 26, 2010, inclusively, adjust their shareholdings at the Company, upon trading through brokerage companies appointed thereby and authorized to trade on BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).

5. Auction of Fractioned Shares. Upon expiration of the thirty (30) day term mentioned in item (4) and Incorporation of Shares, any fraction number of remaining shares of Controlled Companies’ non-controlling shareholders who do not adjust their shareholdings shall be separated and grouped in round numbers and, subsequently, sold by the Company in an auction held on BM&FBOVESPA. The net amounts arising out of the sale of the Company’s shares will be available to its holders as of the beginning of payment established pursuant to Notice to Shareholders to be published to the effect.

The main terms and conditions of the Incorporation of Shares were disclosed to the market on October 28, 2009, by means of a Material Fact.

São Paulo, April 27, 2010.

WILSON P. FERREIRA JÚNIOR
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.